Date: September 4, 2008

Mail Stop 7010
Branch Chief/Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Laura Nicholson

SENT VIA EDGAR

Re:	Yanglin Soybean, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 10, 2008
File No. 333-150822

Annual Report on Form 10-K
for the fiscal year ended Dec. 31, 2007
Filed Mar. 31, 2008
File No. 0-52127

Dear Ms. Nicholson:

On behalf of Yanglin Soybean, Inc. ( the “Company” or “Yanglin”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated July 23, 2008, with respect to our registration statement on Form S-1 (the “Registration Statement” or “Prospectus”). For ease of reference, we have set forth below each of the Staff’s comments first, then followed by the Company’s response.

We understand and agree that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff’s comments or changes to disclosure in response to Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 1 to Registration Statement on Form S-1

General

1.
It appears that the marked copy of the registration statement that you provided, including the version provided on EDGAR, does not mark all changes to your filing. For example, new disclosure set forth at pages 73 through 75 of your amendment is not marked. Please file on EDGAR as correspondence a new marked copy that marks all changes reflected in Amendment No. 1. In addition, please ensure that you file a properly marked version of your next amendment.

Response:

In response to Staff’s comments, pursuant to our counsel’s phone call with Ms. Nicholson, we hereby via mail send you three marked copies with all changes reflected in Amendment No. 1 to our Registration Statement under separate cover. We also will ensure that we file a properly marked version of future amendments.

2.
We note that Section 2.10 of the Financial Consulting Agreement with Mass Harmony Asset Management Limited (“Mass Harmony”) required Mass Harmony to accompany Heilongjiang Yanglin Soybean Group Co., Ltd. (“Yanglin”) to the United States for a road show. We also note your disclosure at page 92 of your filing that you relied on Section 4(2) of the Securities Act in connection with your private placement of your Series A Convertible Preferred Stock. Please advise us whether Mass Harmony marketed your securities at road shows. We may have further comments.

Page 2 of 11,
Laura Nicholson, Securities and Exchange Commission
September 4, 2008

Response:

In response to Staff’s comments, we state that Mass Harmony’s role in meeting with investors was quite limited and the staff of Mass Harmony were merely present at those meetings. Mass Harmony was acting as the financial/accounting consultant for us. The main task was handled by Kuhns Brothers, Inc., a licensed stock broker. The investors were also selected by Kuhns Brothers. These investors were “Accredited Investors” as defined by Rule 501 of Securities Act of 1933, as amended.

Prospectus Summary, page 1

Our Company, page 1

3.
We note our response to our prior comment 8. Please provide an English translation of the full article that you provided in support of your statement that Yanglin is one of the largest and most integrated non state-owned enterprises engaged in manufacturing non-genetically modified soybean-based products in the People’s Republic of China. The excerpt provided in English does not appear to fully support your statement.

Response:

In response to Staff’s comments, we revised the statement “one of the largest and most integrated non state-owned enterprises engaged in manufacturing non-genetically modified soybean-based products in the People’s Republic of China” to “we are engaged in manufacturing non-genetically modified soybean-based products in the People’s Republic of China” on page 1 of our Prospectus.

Risk Factors, page 5

Cautionary Statement Regarding Future Results, Forward-Looking Information and Certain Important Factors, page 5

4.
We note your disclosure that the risk factors provided in your filing may not include all important factors that could cause your future results to differ materially form historical results or trends, results anticipated or planned by you, or results that are reflected form time to time in any forward-looking statements. Please ensure that you have disclosed in your filing the most significant factors that make the offering speculative or risky. See Item 503(c) of Regulation S-K.

Response:

In response to Staff’s comments, we will ensure in our filing the most significant factors that make the offering speculative or risky.

Selected Consolidated Financial Data, page 20

5.
We note in response to prior comment 47 you revised your statements of operations and now present a line item titled “Income from Operations.” However, we note you continue to describe this line within your Selected Financial Data and Management’s Discussion and Analysis as “Income from Continuing Operations.” Please revise your document to consistently describe this line item as Income from Operations.

Response:

In response to Staff’s comments, we revised our Selected Financial Data and Management’s Discussion and Analysis in accordance with this comments. Because we replaced part of the Management’s Discussion and
Analysis section with our quarterly report ended June 30, 2008, the revisions were done when Form 10-Q was filed and will not be marked as redline.

Page 3 of 11,
Laura Nicholson, Securities and Exchange Commission
September 4, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 21

Major Performance Factors, page 22

6.
We note your response to our prior comment 22, and reissue such comment with respect to independent support that you have higher operating efficiency and better control over cost than your major rivalry.

Response:

In response to Staff’s comments, We removed the statement that we have “higher operating efficiency and better control over cost” on page 23 of our Prospectus.

Quantitative and Qualitative Disclosures About Market Risk, page 49

Commodity Price Risk, page 50

7.
Please clarify what you mean when you state that you have not been exposed nor do you anticipate being exposed to material risks due to commodity price risk. Other disclosures you have provided suggest you are exposed to commodity price risk. For example, on page 6 you explain that soybean prices fluctuate greatly and that you are exposed to market risks because you have no long-term supply contracts.

Response:

In response to Staff’s comments, we revised our commodity price risk section on page 55 of our Prospectus.

Business, page 50

8.
We note your response to our prior comment 27 and reissue such comment with respect to support for your disclosure that the increased consumption of soybean oil in the People’s Republic of China and India, along with the increased consumption of palm oil, is to account for the bulk of the growth in global consumption of oils and fats. The article you provide appears to reference only an increase in consumption of palm oil.

Response:

In response to Staff’s comments, we deleted the statement “The growth is driven by the sustained income growth in the emerging market countries such as the PRC and India and we believe it is the increased consumption of soybean and palm oil in these countries that is to account for the bulk of such growth.” on page 58 of our Prospectus.

9.
We note your response to our prior comment 28 and reissue such comment. The web links provided at pages 52 and 54 in support of statements that you make in your filing do not provide information that is in English.

Response:

In response to Staff’s comments, we deleted the statement “In 2004/2005, the PRC imported 1.7 million tons of soybean oil.  It is further projected that the demand for soybean oil in the PRC will increase to 14.4 million tons by 2015. (Source:http://www.chinawinner.net/nongchanpin00016.htm). We believe that such a development will have a positive impact on our business operations.” on page 57 of our Prospectus.

In addition, please note that the URL provided on page 59 of our Prospectus will show the import volume and amount of each major agriculture product of China by month and the accumulated volume and amount till the month specified. So by selecting December of each year one by one and press the button “Update Report”, we can get the total import volume and amount. Please refer to attachment 1A for detailed instructions on how to use the report function, and check attachment 1B to 1E for the reports from 2004 to 2007.

10.	We note your response to our prior comment 29. The supplemental materials provided do not appear to relate specifically to soybean products. Please advise or revise your filing, as appropriate.

Response:

Page 4 of 11,
Laura Nicholson, Securities and Exchange Commission
September 4, 2008

In response to Staff’s comments, we revised the statement from “We believe that a growing number of consumers prefer their soybean products to be made from non-genetically modified soybeans” to “We believe that a growing number of consumers prefer their food products to be made from non-genetically modified raw materials, and food products include soybean based products” on page 59 of our Prospectus.

Management, page 67

11.	We note your response to our prior comment 34 and reissue such comment with respect to the biography of Mr. Xu.

Response:

In response to Staff’s comments, we revised Mr. Shaocheng Xu’s resume on page 73 of our Prospectus accordingly.

Executive Compensation, page 69

12.
We note your response to our prior comment 36. Please ensure that your Compensation Discussion & Analysis discloses all material information regarding how you determine the amount of compensation to pay to your named executive officers. Such disclosure should include, if material, information regarding whether you engaged in any benchmarking of compensation. If you engaged in such benchmarking, please identify the benchmark and, if applicable, its components (including an identification of component companies). See Item 402(b)(2)(xiv) of Regulation S-K. We refer you also to Question 118.05 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

In response to Staff’s comments, we state that we did not engage in any benchmarking. Please see page 74 of our Prospectus.

Certain Relationships and Related Transactions, page 72

13.
We note you have revised your document to provide detailed disclosures of related party transactions. Please consider whether these related party transaction are applicable and material to your financial statements, and if so, please include in the notes to your financial statements the disclosures required by SFAS 57.

Response:

In response to Staff’s comments, we consider that related party transaction is applicable and material to our financial statements, so we have added the related party transactions related to the consulting agreement in note 21 to the financial statements in accordance with disclosures by SFAS 57.

14.
We note your response to our prior comment 38. Please clarify in this section that the “two shareholders holding in the aggregate 100% of Yanglin’s equity interests” are your chief executive officer and his wife.

Response:

In response to Staff’s comments, we clarified in this section on page 78 of our Prospectus that the “two shareholders holding in the aggregate 100% of Yanglin’s equity interests” are our chief executive officer Shulin Liu and his wife Huanqin Ding.

15.
Please provide disclosure that clearly specifies the relationship that your CEO and any other executive officers or directors have in each of Faith Winner Investments Limited, Faith Winner (Jixian) Agriculture Development Company and Heilongjiang Yanglin Soybean Group Co., Ltd. In this regard, we note disclosure in the notes to the beneficial ownership table that indicates that Shulin Liu and his wife also own interests in Faith Winner Investments Limited. Their share ownership and interest in Faith Winner Investments Ltd. is not clearly disclosed in the related party discussion on page 73. Please revise your disclosure accordingly.

Page 5 of 11,
Laura Nicholson, Securities and Exchange Commission
September 4, 2008

Response:

In response to Staff’s comments, we state that Winner State Investments Ltd. (“Winner State”) and other minor shareholders owns 100% of us. We own 100% of Faith Winner Investment Ltd. (“Faith Winner”). Faith Winner is the 100% owner of Faith Winner (Jixian) Agriculture Development Company (“WFOE”). Therefore, Shulin Liu and his wife’s share ownership and interests in Faith Winner is the same as in WFOE. In addition, we control Heilongjiang Yanglin Soybean Group Co. Ltd. (“Yanglin”) by contractual control. We refer you to our revised disclosures on page 78 of our Prospectus.

16.	We note your response to our prior comment 40 and reissue such comment.

Response:

In response to Staff’s comments, we revised our Prospectus to state that we do not have a policy regarding the recusal of interested directors in considering related party transactions. Please see page 80 of our Prospectus.

Loan Agreement, page 75

17.
We note your disclosure regarding the loan agreement between Faith Winner (Jixian) Agriculture Development Company and Yanglin. Given your chief executive officer’s ownership interest in Yanglin, please provide the information required by Item 404(a) of Regulation S-K with respect to such agreement, including the information required by Item 404(a)(5). Please disclose whether the loan bears interest, and if so, at what rate.

Response:

In response to Staff’s comments, we revised our Prospectus to include the information requested by this comment. Please see page 80 of our Prospectus.

Security Ownership of Certain Beneficial Owners and Management, page 75

18.
We note your response to our prior comment 5, and your disclosure that the table sets forth information as of July 9, 2008. Please advise why you have calculated the percentage of stock owned, as set forth in the notes to the beneficial ownership table, using beneficial ownership and shares outstanding as of October 3, 2007. In addition, please update the information set forth in footnote 8 to the table.

Response:

In response to Staff’s comments, we revised the date of the security beneficial ownership table to current date. Please see pages 80-84 of our Prospectus.

19.
We note the list of entities and their respective ownership interests in the company as disclosed in the table. Please revise to clarify how you determined the beneficial ownership of your Series A and Series B Convertible Preferred Stock. Such disclosure should be tailored to the conversion rights of each such class of convertible preferred stock. In addition, please disclose how you determined the number of shares of common stock beneficially owned by each party listed in the table.

Response:

In response to Staff’s comments, we revised our footnotes 1, 2, 3 and 8 to the security beneficial ownership table on pages 82, 83 and 84 of our Prospectus.

Page 6 of 11,
Laura Nicholson, Securities and Exchange Commission
September 4, 2008

Selling Stockholders, page 79

Registration Rights Agreement, page 83

20.	We note your response to our prior comment 41. Please disclose the material terms of your Series J registration rights agreement.

Response:

In response to Staff’s comments, we added disclosures for material terms of our Series J Registration Rights Agreement on page 89 of our Prospectus.

21.
We note your response to our prior comment 42. With respect to the disclosure at pages 83 through 84 regarding your registration rights agreement, please clarify whether the relevant deadlines have passed, and if so, whether you have been required to pay damages. In addition, please disclose the amount of any such damages that you have been required to pay.

Response:

In response to Staff’s comments, we made additional disclosures regarding deadlines for our Registration Rights Agreement and Series J Registration Rights Agreement. We also made additional disclosures regarding amount of damages we are required to pay, if applicable, on page 89 of our Prospectus.

Financial Statements

General

22.
We note you have restated your statements of stockholders equity on page F-8, and the corresponding account balances of stockholders equity on your balance sheets on page F-6 in response to prior comment 48. However, you have not revised the corresponding information in your interim financial statements on page F-36. Please make the necessary adjustments. Please also denote all columns or rows of the financial statements that have been restated and provide the disclosures outlined in paragraph 26 of SFAS 154.

Finally, please advise your auditors of the guidance in AU §§ 530.05 and 420.12, pertaining to the audit report date and explanatory language that may be necessary to reference this restatement.

Response:

In response to Staff’s comments, we have revised our financial statements of the first quarter of 2008 in accordance with the content of the financial statements of 2004 to 2007, regarding statements of stockholders. Please see page F-44 and F-46 of attached revised financial statements for the first quarter of 2008. All revisions have been marked in redline.

Consolidated Statements of Stockholders’ Equity, page F-8

23.
In your response to our prior comment 48 you state that you have amended you statements of stockholders’ equity to adjust the historical stockholders equity of Faith Winner Investments Limited, to reflect the reverse merger recapitalization transaction on a retroactive basis. As previously explained, the share activity of the accounting acquirer should be recast using an exchange ratio of the shares issued by the legal acquirer in the reverse merger over the shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a stock split. After recasting, all share activity immediately before the reverse merger recapitalization transaction should sum to equal the number of shares issued by the accounting target, Yanglin Soybean Inc. it is our understanding that Yanglin Soybean Inc. issued 18,500,000 shares in exchanges for all the shares of Faith Winner Investments Limited; therefore, it is unclear why you present 18,503,435 shares outstanding immediately prior to the share exchange transaction, as this figure exceeds the number of shares issued by the legal acquirer.

In addition, when presenting the entry to record the reverse merger recapitalization, you should report in the equity statement on the line item including the shares of Yanglin Soybean Inc. that were outstanding immediately before the exchange transaction, the fair value of the acquired net assets of Yanglin Soybean Inc. as an adjustment to additional paid in capital. It appears you have valued Yanglin Soybean Inc.’s shares using its accumulated deficit balance with an offset to retained earnings, which is not consistent with this guidance. Please consider the additional guidance we have provided above and revise your statements of stockholders’ equity accordingly.

Page 7 of 11,
Laura Nicholson, Securities and Exchange Commission
September 4, 2008

Response:

In response to Staff’s comments, we state that the number of shares immediately before reverse acquisition has been revised to 18,500,000, which is the number of shares issued in exchange for all the shares of Faith Winner Investments Limited.

We have considered the additional guidance you have provided and have revised our statements of stockholders’ equity accordingly to report in the equity statement on the line item including the shares of Yanglin Soybean Inc. that were outstanding immediately before the exchange transaction, the fair value of the acquired net assets of Yanglin Soybean Inc. as an adjustment to additional paid-in capital.

Please refer to page F-3 and F-5 of the revised financial statements for 2004 to 2007 and page F-44 and F-46 of the statements for first quarter of 2008 for the revisions.

24.
We note in the latest amendment to your registration statement you have revised the foreign currency adjustment reflected in your Accumulated Other Comprehensive Income for the year ended December 31, 2007. Please explain why this adjustment was necessary, and why you have not identified this change in your financial statements by providing the applicable disclosures outlined in SFAS 154.

Response:

In response to Staff’s comments, in Registration Statement on Form S-1 , we have omitted the inclusion of the accumulated deficits, immediately before the exchange transaction, of Yanglin Soybean Inc., and the accumulated other comprehensive income has been understated by $210,496. Therefore, in previous S-1/A, we have adjusted it by adding $210,496 in accumulated other comprehensive income, and deducting it from retained earnings, so the amount of accumulated other comprehensive income has already been adjusted in previous Registration Statement on Form S-1/Amendment No.1. However, we later found that, it is more appropriate to adjust this accumulated deficit into the additional paid-in capital, rather than retained earnings. Therefore, we have made adjustments between the retained earnings and additional paid-in capital, by increasing the retained earnings and decreasing the additional paid-in capital at $210,496.

Note 1 – Organization and Principal Activities, page F-10

25.	As requested in our prior comment 49, please disclose the date Faith Winner (Jixian) Agriculture Development Company entered into the agreements with Heilongjiang Yanglin Soybean Group Co. Ltd.

Response:

In response to Staff’s comments, we have added the date when Faith Winner (Jixian) Agriculture Development Company entered in to agreements with Heilongjiang Yanglin Soybean Group Co. Ltd. in note 1 to the financial statements of 2004 to 2007 on page F-7 and that of first quarter of 2008 on page F-48.

26.
We note your response to prior comment 50, indicating that while there is presently no requirement for your subsidiary Faith Winner (Jixian) Agriculture Development Co., Ltd. to absorb a majority of the losses of Heilongjiang Yanglin Soybean Group Co. Ltd., when your variable interests are aggregated with those held by the shareholders of this VIE, such exposure does exist and you have consolidated for this reason.

We understand that you are aggregating such interests in making your consolidation determination pursuant to the guidance in paragraph 16(d) of FIN 46(R), whereas you have characterized the shareholders of the VIE as de-facto agents of yours. Tell us whether you believe it is necessary to establish the de-facto agency relationship as a basis for your conclusion, or whether it would be sufficient to aggregate those interests as related parties, using the definitional guidance in SFAS 57. Since your conclusion is based on aggregation, it appears you would need to make an assessment under paragraph 17 of FIN 46(R) to determine which of the related parties are most closely associated with the variable interest entity. Please explain your rationale with this guidance in mind.

Page 8 of 11,
Laura Nicholson, Securities and Exchange Commission
September 4, 2008

Finally, please explain why you have not presented in your financial statements the minority interest associated with the shareholders equity interest in the VIE, which is incremental t your economic interest and subject to the purchase option.

Response:

Although there is no express requirement to absorb the losses of Heilongjiang Yanglin Soybean Group Ltd (“Yanglin”) by Faith Winner (Jixian) Agriculture Development Co. Ltd (“Faith Winner”), to be precise, Faith Winner absorbs all variability from the operations of the entity through its finance of the loan to the shareholders of Yanglin. By the design of the arrangements of the loan to the shareholders of Yanglin, purchase options granted to Faith Winner, the consignment agreement of equity interests (Consignment Agreement in the last reply) and the consigned management agreement, Faith Winner must absorb the expected losses of Yanglin. The shareholders of Yanglin will not have any obligation nor incentive to repay the loan once Yanglin incurs expected loss by leaving Faith Winner to exercise the purchase option or suffer the losses of the amount of the loan, a case analogous to that of a wholly-owned subsidiary investment.

With further careful analysis, the above arrangements meet either one of the requirements of paragraph 5(a) to (c) of FIN 46R. The original investment of the shareholders of US$12m is not sufficient to meet the expected losses in case of unfavorable events occur (paragraph 5(a)). Faith Winner controls Yanglin’s management and all activities relating to equity holders’ rights by the consigned management agreement and consignment agreement of equity interest (paragraph 5(b)(i). The expected losses of Yanglin are expected to be absorbed by Faith Winner in whole as abovesaid (paragraph 5(b)(ii)). Faith Winner is entitled to share all residual returns of Yanglin by the exercising the purchase option (paragraph 5(b)(iii)). The shareholders are not expected to absorb the expected losses as they may not be able or have such incentive to repay the loan and all activities of Yanglin are controlled by Faith Winner (paragraph 5(c)). There is only one primary beneficiary, Faith Winner and accordingly, the related parties analysis is not important to our case.

For alternative view, it is indeed also true that we can rely on the related parties definition which includes the present relationship, namely the management rather than rely on the analysis of de facto agent theory as stipulated in the paragraph 16 of FIN 46R. The registered shareholders of Yanglin, Liu Shulin and Ding Huanqin are the management of Faith Winner. Following the guidelines of paragraph 17 of FIN 46R, the management, Liu Shulin and Ding Huanqin are the agents for Faith Winner (17a). Both Liu Shulin and Ding Huanqin are the shareholders of Yanglin who have surrendered the equity rights to Faith Winner by the consignment agreement of equity interests. Faith Winner has the control of Yanglin, both Liu Shulin and Ding Huanqin shall act for the best interest of Faith Winner and its shareholders. Therefore, it is Faith Winner has the ultimate control of Yanglin and not Liu Shulin and Ding Huanqin. As mentioned above, Faith Winner is expected to absorb the expected losses of Yanglin but not Liu Shulin and Ding Huanqin, the shareholders of Yanglin. Accordingly, it is Faith Winner that is most closely associated with the variable interest entity.

There is no minority interest; the shareholders of Yanglin have surrendered all their equity interests and rights to Faith Winner for obtaining the loan. Under such mechanism, no matter Yanglin grows bigger and bigger or shrinks smaller and smaller, the risks (expected losses) and benefits (residual return) of Yanglin will pass to Faith Winner. With the purchase option which will take up all residual returns and consigned management agreement, Faith Winner controls Yanglin as if it is a wholly-owned subsidiary.

Note 13 – Preferred Stock and Warrants, page F-25

27.
In your response to prior comment 53 you state that you are not accreting the discount resulting from the allocation the proceeds to the beneficial conversion feature because the Series A preferred shares were no redeemable at issuance and the redemption of these shares is contingent upon certain events which have not yet occurred.

However, it is our understanding that these preferred shares were convertible at the date of issuance, and that although there are circumstances under which redemption may occur, there is no stated redemption date.

Page 9 of 11,
Laura Nicholson, Securities and Exchange Commission
September 4, 2008

The guidance in paragraph 8 of EITF 98-5 requires accretion of a beneficial conversion feature from the date of issuance to the earliest conversion date, a position reaffirmed in paragraph 20 of EITF 00-27 for arrangements having no stated redemption date. Please explain why you believe this guidance does not apply in you.

Response:

In response to Staff’s comments, we have evaluated the guidance in paragraph 8 of EITF 98-5, the beneficial conversion feature of convertible preferred stock should be recorded against retained earnings as a dividend.

According to paragraph 20 of EITF 00-27, the discounts should be accreted over the period from issuance to the first possible redemption date, without regard to when shares are convertible. The Series A shares are convertible when issued, and therefore the discount should be accreted in full when issued. Therefore, the original discount recorded on the Series A shares should be recorded against retained earnings as a dividend. This is because the preferred shares are recorded within equity.

Preferred dividends should be taken into account when computing basis EPS. Dividends in preference to common shareholders reduce income available to common shareholders, according to paragraph 9 SFAS 128. However, as it is anti-dilutive in nature, no dividend was added up when computing the dilutive EPS.

In our financial statements, we have revised the amounts by increasing the preferred stock, and decreasing the retained earnings by $7,988,359. Also, revised the amount of earnings for the purpose of basic earnings per share as $2,335,669, the basic EPS before dividends, the basic EPS after dividends, and the dilutive EPS as $0.516, $0.117, and $0.078 respectively, in note 15- “Earnings Per Share” in our financial statements.

28.	Tell us how your presentation of preferred shares in your balance sheet is consistent with the guidance in SFAS 150 and FRC §211, if that is your view.

Response:

In response to Staff’s comments , we evaluated the Series A Convertible Preferred under SFAS 150 to determine whether it represents an obligation that requires the Company to classify the instrument as a liability. Specifically, we evaluated whether the Convertible Preferred would be deemed a mandatorily redeemable equity that should be classified as a liability under SFAS 150. Paragraph 9 of SFAS 150 defines that a financial instrument is deemed mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur. The Convertible Preferred is a perpetual security issued by the Company and does not contain a specified or determinable date on which the Company is required to redeem the security. The Convertible Preferred is only redeemable for cash upon the occurrence of a Reorganization, as define, and then only at the election of the holders.

We also evaluated, under paragraph 12 of SFAS 150, whether the Convertible Preferred embodies an obligation that can be settled in shares and that obligation:

➢	Has a fixed monetary amount known at inception;

➢	Is derived predominantly from something other than the Company’s equity;

➢	Has a value to the holders that moves inversely to the Company’s shares.

In addition, we evaluated, under FRC 211, whether the Convertible Preferred Stock is redeemable preferred stock.

Since the conversion feature of the Convertible Preferred stock is 1 for 1 share of common stock, we do not believe that the Convertible Preferred meets any of the above conditions. Therefore, we concluded the Convertible Preferred is not a liability under SFAS 150.

Page 10 of 11,
Laura Nicholson, Securities and Exchange Commission
September 4, 2008

Exhibits and Financial Statement Schedules

29.
We have observed that some companies with operations in China have restrictions on the distributions of funds outside the county. Please evaluate the extent to which your assets in China are restricted and read the guidance concerning the possible need to present separate financial statements of the parent only entity under Rule 5-04 of Regulation S-X. These financial statements are generally required when restricted assets of the consolidated subsidiaries are greater than 25% of the total consolidated assets as to the end of the most recent fiscal year. Further clarification is available in FRC §213.02. Please advise us of your conclusions and rationale.

Response:

In response to Staff’s comments, under PRC regulations, Faith Winner (Jixian) Agriculture Development Company (“Faith Winner (Jixian)”), and Heilongjiang Yanglin Soybean Group Co., Ltd. (“Heilongjiang Yanglin”) may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, Faith Winner (Jixian) and Heilongjiang Yanglin are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory general reserve until the balance of the reserves reaches 50% of their registered capital. The statutory general reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2007, additional transfers of $23,576,696 are required before the statutory general reserve reached 50% of the registered capital of Faith Winner (Jixian) and Heilongjiang Yanglin. As of December 31, 2007, $3,490,834 has been appropriated from retained earnings and set aside for statutory general reserves by Faith Winner (Jixian) and Heilongjiang Yanglin.

As of December 31, 2007, the amount of restricted net assets of Faith Winner (Jixian) and Heilongjiang Yanglin, which may not be transferred to the Company in the forms of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 6.4% of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in PRC also restrict the transfer of assets on dividends outside the PRC.

As the amount of restricted net assets as of the end of the most recent fiscal year of Faith Winner was approximately 6.4% of the Company’s consolidated net assets, which is below 25%, no separate financial statements of the parent only entity are required under Rule 5-04 of Regulations S-X.

Exhibits, page 92

30.	Please indicate in your exhibit index which exhibits were previously filed, such as the legal opinion that was previously filed as Exhibit 5.1.

Response:

In response to Staff’s comments, we marked appropriately in the exhibit index previously filed exhibits.

31.	Please revise your description of Exhibit 10.15 to indicate that it is the English translation of exhibit 10.3.

Response:

In response to Staff’s comments, we marked Exhibit 10.15 to indicate that it is the English translation of exhibit 10.3.

Exhibit 23

32.	Please submit an updated letter from your auditor consenting to the inclusion of their report in the next amendment to the registration statement.

Page 11 of 11,
Laura Nicholson, Securities and Exchange Commission
September 4, 2008

Further, we note you have included the report issued by your auditor related to their review of your interim financial statements on page F-32. Please submit as Exhibit 15 a letter from your auditor consenting to the inclusion of this review report in the registration statement to comply with Item 601(b)(15) of Regulation S-K.

Response:

In response to Staff’s comments, we attached an updated consent letter from our auditor.

From 10-K for the Fiscal Year Ended December 31, 2007

General

33.
Certain comments written on your registration statement also pertain to the accounting and disclosures in your Form 10-K for the fiscal year ended December 31, 2007, and may apply to your subsequent interim reports. Please make corresponding changes to your periodic reports, as necessary to address material issues. If you believe an amendment is required, please contact us in advance to make appropriate arrangements.

Response:

In response to Staff’s comments, we make sure corresponding changes in 10-K and 10-Q are made. For Form 10-K/A, the following pages were revised: cover page, 3, 28, 29, 33, 34, 38, 42, 44, 47, 48, 49, 51, 52, 54, and Financial Statements. For Form 10-Q/A for the quarter ended June 30, 2008, the following pages were revised: financial statement from page 4 - 29, pages 34 and 53. For Form 10-Q/A for the quarter ended March 31, 2008, the following pages were revised: financial statement from page 5-32, pages 33, 36, 44,46, 47 and 51.

***

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Shulin Liu
Shulin Liu

President & CEO

Enclosure

Guide for Using the Report Function  (1A)

1.	Visit the following URL:
http://sjzl.agri.gov.cn/rpt/reportControl/reports.aspx?Target=_self&ReportID=21.

2.	On the web page, select year and month, then update the report. After the report is updated, export it into Excel format.

3.	Repeat the above step for each year you would like to view (in our case, it’s 2004 to 2007). (1A)

You can now view the detailed data in the Excel files created for each of these years.

4.	Use the “chart wizard” function in Excel to create the chart.

2007年12月主要农产品进口量值表　1B

单位:吨，万
美元

名称	当 月		1-当月累计	
	数量	金额	数量	金额
农产品		438288.47		4109107.89
粮食	116117	5147.19	1557475	53609.85
稻谷产品	71448	3796.28	487487	22804.3
玉米产品	11991	169.99	35429	691.24
小麦产品	1992	88.42	100517	2871.07
大麦产品	29059	1062.7	913428	26682.49
食用油籽	2963783	148298.5	31858160	1201341.38
大豆	2926373	144913.11	30821449	1147223.2
油菜籽	7843	334.27	833105	35172.76
食用植物油	675115	60897.43	8396628	624644.14
菜油	35704	3647.23	374776	30509.69
豆油	262764	23140.63	2822909	214639.08
花生油	252	45.39	11163	1397.88
棕榈油	373749	33422.02	5095128	368295.28
饼粕	42034	1194.83	437861	8791.75
棉花	329632	50242.13	2615389	353526.12
食糖	44481	1565.52	1193358	37959.89
茶叶	367	116.59	5297	1278.41
花卉	8338	535.76	220714	8361.56
蔬菜	6662	769.33	98855	10771.29
水果	117297	9191.75	1347330	95546.03
畜产品		64872.07		647092.88
水产品	245416	32738.35	3464760	472172.92

The Import Volume of Major Agricultural Products of December 2007 (1B)

Unit:
ton, ten thousands of USD

	Current Month		Accumulated till Current Month
Product	Amount	Value	Amount	Value
All Agricultural Products		438288.47		4109107.89
Crops	116117	5147.19	1557475	53609.85
Rice	71448	3796.28	487487	22804.3
Corn	11991	169.99	35429	691.24
Wheat	1992	88.42	100517	2871.07
Barley	29059	1062.7	913428	26682.49
Edible Oil Seeds	2963783	148298.5	31858160	1201341.38
Soybean	2926373	144913.11	30821449	1147223.2
Rape Seeds	7843	334.27	833105	35172.76
Edible Vegetable Oil	675115	60897.43	8396628	624644.14
Rape Oil	35704	3647.23	374776	30509.69
Soy Oil	262764	23140.63	2822909	214639.08
Peanut Oil	252	45.39	11163	1397.88
Palm Oil	373749	33422.02	5095128	368295.28
Meal	42034	1194.83	437861	8791.75
Cotton	329632	50242.13	2615389	353526.12
Sugar	44481	1565.52	1193358	37959.89
Tea	367	116.59	5297	1278.41
Flower	8338	535.76	220714	8361.56
Vegetable	6662	769.33	98855	10771.29
Fruit	117297	9191.75	1347330	95546.03
Livestock		64872.07		647092.88
Aquatic Product	245416	32738.35	3464760	472172.92

The Import Volume of Major Agricultural Products of December 2006  (1C)

Unit:
ton, ten thousands of USD

	Current Month		Accumulated till Current Month
Product	Amount	Value	Amount	Value
All Agricultural Products		299546.62		3207770.61
Crops	284610	8594.5	3594972	84056.51
Rice	97953	4603.78	729915	29368.14
Corn	897	56.32	65358	1206.35
Wheat	13433	358.57	612771	11930.99
Barley	165600	3439.61	2140614	40610.61
Edible Oil Seeds	2506105	74543.56	29280012	792545.77
Soybean	2438409	72114.16	28269968	748896.82
Rape Seeds	63027	1993.51	737997	20797.26
Edible Vegetable Oil	715222	39695.34	6715352	315836.25
Rape Oil	4570	331.52	43995	2828.76
Soy Oil	262754	15563.66	1542635	79979.3
Peanut Oil	50	7.04	312	42.02
Palm Oil	425014	22100.97	5081921	227571.14
Meal	32342	528.98	1054165	20773.29
Cotton	250186	32903.96	3806206	492228.66
Sugar	164006	5676.43	1365406	54867.24
Tea	319	99.84	3242	808.17
Flower	20293	562.46	196157	6942.07
Vegetable	7210	734.23	117221	9178.48
Fruit	101624	6838.29	1258726	76052.34
Livestock		44909.43		455537.49
Aquatic Product	269719	35219.13	3322136	429933.38

The Import Volume of Major Agricultural Products of December 2005  (1D)

Unit:
ton, ten thousands of USD

	Current Month		Accumulated till Current Month
Product	Amount	Value	Amount	Value
All Agricultural Products		275364.42		2871373.54
Crops	274714	7290.4	6271980	140932.24
Rice	104965	4049.79	521732	19944.61
Corn	2101	41.37	4017	147.73
Wheat	70128	1292.89	3538495	77286.74
Barley	91986	1805.46	2179212	42944.07
Edible Oil Seeds	2746671	77298.92	27042214	799481.54
Soybean	2613016	71680.34	26590649	777912.49
Rape Seeds	102407	2860.58	296236	8409.49
Edible Vegetable Oil	530759	23549.23	6213230	281721.73
Rape Oil	1617	96.85	177558	10420.57
Soy Oil	168823	8609.59	1694327	90776.9
Peanut Oil	35	5.14	381	48.96
Palm Oil	358599	14471.44	4330140	178215.97
Meal	90825	1994.98	362601	7555.71
Cotton	362617	45896.71	2652757	322134.1
Sugar	25929	847.11	1389671	38327.16
Tea	269	73.11	2786	742.66
Flower	8104	492.95	239772	6859.64
Vegetable	6978	557.71	97470	8214.1
Fruit	124593	6491.55	1145353	65975.17
Livestock		39716.03		422945.08
Aquatic Product	224769	28791.56	3659338	411950.96

The Import Volume of Major Agricultural Products of December 2004    (IE)

Unit:
ton, ten thousands of USD

	Current Month		Accumulated till Current Month
Product	Amount	Value	Amount	Value
All Agricultural Products		217322.68		2803349.38
Crops	806224	19672.16	9753470	223184.5
Rice	91295	3595.79	766256	25464.14
Corn	121	21.77	2486	101.5
Wheat	626879	14334.31	7258475	164964.42
Barley	83979	1629.07	1707206	32069.8
Edible Oil Seeds	2203689	61972.29	20755585	719515.69
Soybean	2200575	61599.89	20229940	697945.88
Rape Seeds	98	1.17	424014	13441.66
Edible Vegetable Oil	508550	24248.89	6764315	367091.39
Rape Oil	29893	1917.12	352933	21784.2
Soy Oil	122502	6898.33	2516508	154898.35
Peanut Oil	25	3.01	419	48.86
Palm Oil	355341	15260.82	3856570	186814.75
Meal	11283	201.51	272188	5142.98
Cotton	63659	8327.62	1983977	319578.59
Sugar	31244	824.12	1214344	27557.74
Tea	219	43.15	2337	604.04
Flower	9952	362.7	202586	5132.04
Vegetable	8875	799.89	107288	9184.6
Fruit	67652	3960.52	1061929	58562.92
Livestock		34550.8		403864.34
Aquatic Product	249015	27840	2988524	323944.34